SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

H World Group Limited

(Name of Issuer)

Ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G21182 103

(CUSIP Number)

Credit Suisse Trust Limited,

1 Raffles Link #05-02, Singapore 039393

+65 6212 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21182 103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sherman Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 693,653,690(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 693,653,690(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,653,690
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Represents 693,653,690 ordinary shares, par value $0.00001 per share of H World Group Limited (the “Ordinary Shares”) held by Winner Crown Holdings Limited (“Winner Crown”), a company incorporated under the laws of British Virgin Islands. Winner Crown is wholly owned by Sherman Holdings Limited (“Sherman”), a company incorporated under the laws of the Commonwealth of the Bahamas. Sherman is owned 100% by vote and value by the Ji Family Trust which is a revocable trust valid under the laws of the Republic of Singapore. Mr. Qi Ji and his family members are the beneficiaries of the Ji Family Trust.

(2) The percentage used herein is calculated based on 3,186,929,060 Ordinary Shares of the Issuer that were issued and outstanding as of March 31, 2023.

CUSIP No. G21182 103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse Trust Limited as the resigning trustee of the Ji Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

CUSIP No. G21182 103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Butterfield Trust (Asia) Limited as the newly appointed trustee of the Ji Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 693,653,690
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 693,653,690
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,653,690
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G21182 103	13D

This Amendment No. 1 (this "Amendment") to Schedule 13D is jointly filed by Sherman Holdings Limited and the previous and present trustee of the Ji Family Trust, Credit Suisse Trust Limited and Butterfield Trust (Asia) Limited, respectively. This joint filing amends the Schedule 13D filing that was filed with the Securities and Exchange Commission on February 8, 2018 (the "2018 Filing") to reflect the transfer in the trusteeship of the Ji Family Trust from Credit Suisse Trust Limited to Butterfield Trust (Asia) Limited executed on June 30, 2023 (the "2023 Transfer"). Accordingly, the purpose of this joint filing is to both reflect the resignation of Credit Suisse Trust Limited as the trustee of the Ji Family Trust and serve as an original Schedule 13D filing by Butterfield Trust (Asia) Limited as the newly appointed trustee of the Ji Family Trust.

Unless expressly stated, this Amendment does not change the information previously reported in the 2018 Filing. This Amendment specifically amends the Schedule 13D filing as follows:

Item 2.  Identity and Background.

Item 2 is amended, and superseded as necessary, by the following:

This Statement is filed jointly by (i) Sherman Holdings Limited, a company incorporated under the laws of the Commonwealth of the Bahamas (“Sherman”), (ii) Credit Suisse Trust Limited as the resigning trustee of the Ji Family Trust, a revocable trust valid under the laws of the Republic of Singapore and (iii) Butterfield Trust (Asia) Limited as the newly appointed trustee of the Ji Family Trust, a revocable trust valid under the laws of the Republic of Singapore. The reporting persons are making this single, joint filing, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

The principal business of Sherman is to hold securities in Winner Crown Holdings Limited (“Winner Crown”), an entity whose principal business is investment holding. The principal business of Credit Suisse Trust Limited, up until the 2023 Transfer, was to act as the trustee for the Ji Family Trust. Following the 2023 Transfer, the principal business of Butterfield Trust (Asia) Limited is to act as the trustee of the Ji Family Trust for the benefits of certain family members of the settlor of the trust, Mr. Qi Ji.

The principal business address and the principal office address of Sherman is The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. The principal business address and the principal office address of Credit Suisse Trust Limited is 1 Raffles Link #05-02, Singapore 039393. The principal business address and the principal office address of Butterfield Trust (Asia) Limited is 6 Battery Road #14 02-04, Singapore 049909.

During the last five years, none of the reporting persons has been convicted in a criminal proceeding.

During the last five years, none of the reporting persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and superseded by the following:

The reporting persons might be regarded as beneficial owners of the Ordinary Shares by virtue of the fact that (i) Sherman owns 100% by vote and value of Winner Crown and (ii) Sherman is owned 100% by vote and value by the Ji Family Trust. Butterfield Trust (Asia) Limited serves as the trustee for the Ji Family. Hence, the Ordinary Shares may be regarded as being beneficially owned by the reporting persons. The reporting entity, Credit Suisse Trust Limited, however, no longer retains any ownership of the Ordinary Shares following the 2023 Transfer and is instead reporting to provide notice of that material change in its status as the resigning trustee of the Ji Family Trust.

According to the reporting persons' knowledge based on information set forth in Schedule 13D filed by Winner Crown and Mr. Qi Ji and certain affiliated persons on March 30, 2017 (the “Qi Ji 13D”), on December 16, 2016, Mr. Qi Ji and Ctrip.com International, Ltd. (“Ctrip”), a shareholder of the Issuer, entered into a Support Agreement (the “Ctrip Support Agreement”). The Ctrip Support Agreement provides that Ctrip agrees to appear at any shareholder meeting and to vote (or cause to be voted) all of the shares that Ctrip has the power to vote or to direct the vote of against any resolution put to such meeting in connection with any Acquisition Proposal (as defined in the Ctrip Support Agreement) in the event Mr. Qi Ji takes the position to vote against such resolution. Moreover, Ctrip with cause the director appointed by it to the board of directors of the Issuer to vote against any resolution put to any board meetings in connection with any Acquisition Proposal (as defined in the Ctrip Support Agreement) in the event Mr. Qi Ji takes the position to vote against such resolution.

Furthermore, according to the reporting persons' knowledge based on information set forth in the Qi Ji 13D, on February 28, 2017, Mr. Qi Ji and AAPC Hong Kong Limited (“AAPC”), a shareholder of the Issuer, entered into a Support Agreement (the “AAPC Support Agreement”). The AAPC Support Agreement provides that Mr. Qi Ji and AAPC agree to notify each other of and discuss any Acquisition Proposal (as defined in the AAPC Support Agreement) of which each may become aware. In such case, each such party agreed to use their commercially reasonable efforts to reach a common decision with respect to such Acquisition Proposal. The Agreement further provides that AAPC agrees to appear at any shareholder meeting and to vote (or cause to be voted) all of the shares that AAPC has the power to vote or to direct the vote of in the manner designated by Mr. Qi Ji against any resolution supporting or seeking to assist any Acquisition Proposal that the board of directors of the Issuer has adopted a resolution to oppose or reject.

Although none of the reporting persons has any present intention to acquire additional securities of the Issuer, according to the reporting persons' knowledge based on information set forth in the Qi Ji 13D, Winner Crown and Mr. Qi Ji intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Winner Crown and Mr. Qi Ji indicated in the Qi Ji 13D that they reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), such persons indicated that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such persons; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Schedule 13D, the reporting persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and entirely restated as follows:

(a) As of the date hereof, Sherman and Butterfield Trust (Asia) Limited as trustee for the Ji Family Trust each beneficially owns, in the aggregate, 693,653,690 Ordinary Shares. The beneficially owned Ordinary Shares represent, in the aggregate, approximately 21.8% of the outstanding Ordinary Shares of the Issuer. The percentage reported in this Schedule 13D is based on 3,186,929,060 Ordinary Shares of the Issuer that were issued and outstanding as of March 31, 2023.

(b)

	No. of shares beneficially owned	% of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power
Sherman Holdings Limited	693,653,690	21.8%	693,653,690	0	693,653,690	0
Butterfield Trust (Asia) Limited as the trustee for the Ji Family Trust	693,653,690	21.8%	693,653,690	0	693,653,690	0

(c) There have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the reporting persons.

(d) Not applicable.

(e) Credit Suisse Trust Limited ceased to be the beneficial owner of more than 5% of the Ordinary Shares following the closing of the 2023 Transfer to Butterfield Trust (Asia) Limited on June 30, 2023.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is amended by adding the following:

Exhibit 99.4	Joint Filing Agreement, dated June 30, 2023, by and among the reporting persons.

CUSIP No. G21182 103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

SHERMAN HOLDINGS LIMITED

/s/ Martin Eichmann Martin Eichmann

/s/ Amber Ting Amber Ting Authorised Signatories, for and on behalf of Bukit Merah Limited as Corporate Director of Sherman Holdings Limited

CREDIT SUISSE TRUST LIMITED AS THE RESIGNING TRUSTEE FOR THE JI FAMILY TRUST

/s/ Martin Eichmann Martin Eichmann

/s/ Amber Ting Amber Ting Authorised Signatories of Credit Suisse Trust Limited as former Trustee of the Ji Family Trust

BUTTERFIELD TRUST (ASIA) LIMITED AS THE NEWLY APPOINTED TRUSTEE FOR THE JI FAMILY TRUST

/s/ Jean-Marc Rentsch Jean-Marc Rentsch

/s/ Mark Farrell Mark Farrell Authorised Signatories of Butterfield Trust (Asia) Limited as Trustee of the Ji Family Trust

Exhibit Index

Exhibit 99.4	Joint Filing Agreement, June 30, 2023, by and among the reporting persons.